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                           (iii) Issuer and/or its agents reasonably believe
that the transaction has not been prearranged with a buyer in the United States.

                  d. No Directed Selling Efforts. In regard to the transaction contemplated by this Agreement, the Issuer has not conducted any "directed selling efforts" as that term is defined in Rule 902 of Regulation S nor has Issuer conducted any general solicitation relating to the offer and sale of the Debentures and Warrants which are the subject of this transaction to persons resident within the United States or elsewhere.

                  e. Concerning the Debentures and Warrants. The Debentures and Warrants when issued and delivered will be duly and validly authorized and issued, fully paid and non-assessable and will not subject the holders thereof to personal liability by reason of being such holders. There are no preemptive rights of any shareholder of the Company. The Company has reserved the number of Common Shares required to be issued to the Buyers upon conversion of the Debentures and upon the exercise of the Warrants based upon the current trading price of the Company's Common Stock and reasonably anticipated changes in such price.

                  f. Subscription Agreement. The Subscription Agreement has been duly authorized, validly executed and delivered on behalf of the Issuer and is a valid and binding agreement in accordance with its terms, subject to general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors' rights generally.

                  g. Non-contravention. The execution and delivery of the Subscription Agreement and the consummation of the issuance of the Debentures and Warrants and the transactions contemplated by the Subscription Agreement do not and will not conflict with or result in a breach by the Issuer of any of the terms or provision of, or constitute a default under, the articles of incorporation or bylaws of the Issuer or any indenture, mortgage, deed of trust or other material agreement or instrument to which the Issuer is a party or by which its or any of its respective properties or assets are bound, or any existing applicable law, rule or regulation or any applicable law, rule or regulation or any applicable decree, judgment or order of any United States Court, Federal or State regulatory body, administrative agency or other governmental body having jurisdiction over the Issuer or any of its properties or assets.

                  h. Approvals. Issuer is not aware of any authorization, approval or consent of any governmental body which is legally required for the issuance and sale of the Debentures and Warrants as contemplated by the Subscription Agreement, except that the Issuer will not apply for listing of the shares to be issued upon conversion of the Debentures or the exercise of the Warrants on the Vancouver Stock Exchange, thus the undersigned will not be able to sell any such shares on the Vancouver Stock Exchange.

                  i. Continuous Offering. The sale of the Debentures and Warrants pursuant to this Agreement is not a "continuous offering" as defined in Rule 902(m) or if it is a continuous offering, the sale of the Debentures and Warrants hereunder is the last sale thereunder and the "Restricted Period" as defined in Rule 902(m) commences on the Effective Date as hereinafter defined.

         4. SAFE HARBOR; RELIANCE ON REPRESENTATIONS. Buyer understands that the offer and sale of the Debentures and Warrants (or any components thereof) are not being